Exhibit 99.84

PRESS RELEASE

For immediate release

NOUVEAU MONDE IS PROUD TO BE RECOGNIZED AS A

TSX VENTURE TOP 50 COMPANY

MONTRÉAL, QUÉBEC, February 24, 2020 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) was today included within the 2021 TSX Venture 50®, a list of the top 50 companies listed on the TSX Venture Exchange.

The TSX Venture 50® is made-up of the top 10 companies listed on the TSX Venture Exchange, in each of five major industry sectors – mining, oil & gas, technology & life sciences, diversified industries and clean technology. The companies are selected based on three equally weighted criteria, which are market capitalization growth, share price appreciation, and trading volume. Nouveau Monde was named as part of the mining industries category.

Eric Desaulniers, President and CEO of Nouveau Monde, stated: “We are once again very pleased to be recognized in this way, and I’d like to personally thank all of our stakeholders as we advance one of the most important graphite-based, battery anode materials stories in the world. Making the TSX Venture Top 50 tells us that we have the support of shareholders and that the market likes the direction in which we are moving. We truly do have a unique value proposition with the aim of becoming the only fully integrated, carbon-neutral graphite anode material producer of scale outside of China. The EV and renewable energy sectors are picking up speed; we will be there to meet part of the demand as our commercial-scale operations are set to begin in 2023.”

Arne H. Frandsen, Chairman of Nouveau Monde, continued: “During the course of 2020, Nouveau Monde delivered an impressive market performance, offering strong returns to our shareholders. This strong performance was backed by real progress, especially at our value-added products facilities at Bécancour. Nouveau Monde has successfully positioned itself to become one of the world’s major anode materials producers, servicing the growing EV and renewable energy storage markets. As we continue to grow, it is pleasing to see that the interest in our stock has increased significantly.”

Crunching the Numbers

When Nouveau Monde discovered the Matawinie project in Q1 2015, there were three lithium-ion battery megafactories with 57 GWh of capacity in the pipeline. Six years on and the global battery arms race has seen these numbers grow rapidly: Benchmark Mineral Intelligence’s (“Benchmark”) most recent lithium-ion battery megafactory assessment there were 186 megafactories with 3,152.7 GWh of capacity in the pipeline to 2030, representing a demand for more than 3,500 ktpa of graphite anode growth only for this market segment.

Beyond Canadian Investors, Canada as a Whole is Acknowledging the Upcoming Energy Revolution

Last week, Canada’s House of Commons made a public statement in regards to the electric vehicle and battery supply chains: “That, pursuant to Standing Order 108(2), the committee undertake a study of no less than six meetings on positioning Canada as a responsible source in critical minerals and battery value chains in support of renewable energy and clean technology in the post-COVID-19 economy; that the committee hear from witnesses not limited to but including Natural Resource Canada, mining sector firms and electric-vehicle battery producers and; that the committee report its findings to the House.”

Simon Moores, Benchmark’s Managing Director, was invited to address the House of Commons on February 22, as the opening speaker, and as part of a discussion panel on Canada’s role in building a domestic and global lithium-ion battery ecosystem for the global adoption of low carbon technologies. Simon Moores commented: “Canada has sizable potential to be one of the global leaders of upstream of the lithium-ion battery ecosystem that the world is beginning to build out. Of course, we are familiar with Canada’s huge base of key battery raw materials such as nickel, lithium, cobalt, graphite, copper, and manganese. But the potential to add these into high value chemicals, cathodes, anodes and even engage in the production of lithium-ion batteries offers the country a major slice of this growing lithium ion and electric vehicle economic pie.” (Source: https://www.benchmarkminerals.com/membership/benchmark-invited-to-appear-before-canadas-house-of-commons/)

About Nouveau Monde

Nouveau Monde is working to position itself as a key element in the sustainable energy revolution. The Company is developing a fully integrated source of environmentally friendly battery anode materials in Quebec, Canada. Targeting a launch of its commercial operations at full capacity in 2023, the Company is developing advanced carbon neutral solutions of graphite-based materials for the rapidly expanding fuel cell and lithium-ion battery markets. With its low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to major battery and vehicle manufacturers all over the world, ensuring a robust and reliable supply of advanced materials while ensuring the traceability of the supply chain.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140 jpaquet@nouveaumonde.ca	+1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) the intended results of the initiatives described above, (iii) the intended project output capacity and (iv) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward- looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group